November 4, 2013
BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:     Ms. Mara L. Ransom
Ms. Elizabeth Walsh
Re:    CST Brands, Inc. (the “Registrant”)
Public offering of up to 13,112,564 Shares of Common Stock
Registration Statement on Form S-1, as amended
File No. 333-191162

Dear Ms. Ransom and Ms. Walsh:
In connection with the proposed offering of the above-captioned shares of Common Stock, we, as Representative of the several Underwriters, wish to advise you that we hereby join with the Registrant’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective by 4:00 p.m., Eastern Standard Time, on November 6, 2013 or as soon as practicable thereafter.
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have distributed 1,543 copies of the preliminary prospectus issued November 4, 2013 through the date hereof, to underwriters, dealers, institutions and others.
Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933, as amended:

(i)	Date of Preliminary Prospectus: November 4, 2013
(ii)	Dates of distribution: November 4, 2013 - to date
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 13
(iv)	Number of prospectuses furnished to investors: 1,458
(v)	Number of prospectuses distributed to others, including the Registrant, the Registrant’s counsel, independent accountants, and underwriters’ counsel: 85

The undersigned advise that they have complied and will continue to comply, and we have been informed by participating Underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
CITIGROUP GLOBAL MARKETS INC.
as Representative of the several Underwriters
By: /s/ Clayton H. Hale III
Name: Clayton H. Hale III
Title: Managing Director

cc:     Clay Killinger, CST Brands, Inc.
Cindy Hill, CST Brands, Inc.
Michael Ciskowski, Valero Energy Corporation
Gerald M. Spedale, Baker Botts L.L.P.
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP